UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2006

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On March 8, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing that its 2006 Annual Meeting of Shareholders will be held on Tuesday, June 13, 2006, at 9:00 a.m. Eastern Time at the Company's facility located at 4840 Cox Road, Glen Allen, Virginia 23060. Saxon also announced that it has designated the close of market on March 31, 2006 as the record date for shareholders entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, shareholders of record will be asked to elect Saxon's directors, ratify the selection of the Company's independent registered public accounting firm for the 2006 fiscal year, and to vote upon any and all such other matters as may properly come before the Annual Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated March 8, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

_____

Robert B. Eastep
Executive Vice President, Chief Financial Officer

Date: March 8, 2006

INDEX TO EXHIBITS

Exhibits

99.1   Press Release dated March 8, 2006.

EXHIBIT 99.1

Contact:



Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces its Annual Meeting of Shareholders

GLEN ALLEN, VA. (March 8, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that its 2006 Annual Meeting of Shareholders will be held on Tuesday, June 13, 2006, at 9:00 a.m. Eastern Time at the Company's facility located at 4840 Cox Road, Glen Allen, Virginia 23060. Saxon also announced that it has designated the close of market on March 31, 2006 as the record date for shareholders entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, shareholders of record will be asked to elect Saxon's directors, ratify the selection of the Company's independent registered public accounting firm for the 2006 fiscal year, and to vote upon any and all such other matters as may properly come before the Annual Meeting.

Those shareholders wishing to attend the Annual Meeting must present the admission tickets or other evidence of stock ownership at the Annual Meeting. Any questions regarding the Annual Meeting may be addressed to Saxon's Investor Relations department at (804) 935-5281 or InvestorRelations@saxonmtg.com.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of September 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historic fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access

to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of March 8, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.